

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 5, 2016

Rory O'Dare
Chief Executive Officer
Mobad Service Corporation
1441 Ocean Drive
Vero Beach, FL 32963

> **Re:** **Mobad Service Corporation**
> **Registration Statement on Form S-1**
> **Filed June 10, 2016**
> **File No. 333-211958**

Dear Mr. O'Dare:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.  It appears that you were ineligible to use the Form 8-A dated February 10, 2016 for the registration of a class of securities under Section 12(b). Due to this filing error, please withdraw the Form 8-A registration statement.

Prospectus Cover Page

2.  It is unclear the degree to which Mr. O'Dare, as a selling shareholder, is taking part in this offering. The company is itself issuing 10 million shares while it appears that Mr. O'Dare is also offering 4.9 million existing shares for sale. The maximum amount of the offering however is only 10 million shares. Please clarify whether the company's shares

will be given first priority in sale or whether sales of the company's shares and Mr. O'Dare's shares will be happening concurrently. If so, please disclose this and discuss the risks to the success of the offering and potential loss of proceeds to the company.

3.      It appears that the escrow account is to be held at Branch Bank & Trust (fbo Mobad Service Corporation). Your escrow agreement appears to be between the company and Evolve Bank & Trust. Please advise or revise.

## Security Ownership of Certain Beneficial Owners and Management, page 28

4.      Footnote three to the beneficial ownership table contemplates an offering of 50 million shares, 10 million from the company and 40 million from a selling shareholder. Please advise or revise.

## Reports to Security Holders, page 29

5.      We note that you failed to timely file several of your periodic reports after your previous Form S-1 was declared effective on July 11, 2011. Please add a risk factor discussing your inability to meet the periodic reporting requirements of the Exchange Act and disclose that historically you have not been timely in meeting your required reporting obligations.

## Ex 23.1 Consent of Independent Registered Public Accounting Firm

6.      Your auditor's consent refers to the report dated June 9, 2016, while the auditor's report included in this filing is dated June 6, 2016. Please ask you auditor to revise the consent.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications